Exhibit 99.2

GOLDEN CROSSING CONSTRUCTORS JOINT VENTURE

Financial Statements

December 31, 2010 and 2009

INDEPENDENT AUDITORS’ REPORT

Board of Directors

Golden Crossings Constructors Joint Venture

Vancouver, Canada

We have audited the accompanying statement of operations and comprehensive income of Golden Crossing Constructors Joint Venture (the “Company”) for the year ended December 31, 2008, and the related statements of changes in members’ deficit and cash flows for the year then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

The Company is a single purpose entity created by Bilfinger Berger, AG and CH2M HILL Companies, Ltd. (collectively, the “Members”) to design and construct the Golden Ears Bridge. The Company is dependent on the Members to fund any losses incurred on the project.

Ehrhardt Keefe Steiner & Hottman PC

June 5, 2009

Denver, Colorado

GOLDEN CROSSING CONSTRUCTORS JOINT VENTURE

Balance Sheets

December 31, 2010 and 2009

(Dollars in thousands)

	2010	2009
	(unaudited)	(unaudited)
Assets

Cash and cash equivalents	$5,932	$12,669
Contract receivables	—	826
Revenues in excess of billings	18,299	19,275
Prepaid expenses	43	213
Holdback receivables	39,992	38,118
Property, plant and equipment, net	1,468	2,263
Total assets	$65,734	$73,364
Liabilities and Members’ Deficit
Accounts payable and payables to subcontractors	$1,407	$4,820
Accounts payable - related party	60,554	58,584
Accrued expenses	5,183	9,077
Reserve for estimated loss on contract	69	2,294
Total liabilities	67,213	74,775
Commitments and contingencies (note 8)
Members’ deficit
Member contributions	96,728	96,728
Accumluated other comprehensive loss	(1,302)	(858)
Accumulated deficit	(96,905)	(97,281)
Members’ deficit	(1,479)	(1,411)
Total liabilities and members’ deficit	$65,734	$73,364

See accompanying notes to financial statements.

GOLDEN CROSSING CONSTRUCTORS JOINT VENTURE

Statements of Operations and Comprehensive Income (Loss)

December 31, 2010, 2009 and 2008

(Dollars in thousands)

	2010	2009	2008
	(unaudited)	(unaudited)
Gross revenue	$—	$54,092	$271,142

Direct cost of service and overhead	(346)	54,691	312,147
General and administrative	21	3,173	16,181
Operating income (loss)	325	(3,772)	(57,186)

Interest income	51	111	1,207
Net income (loss)	$376	$(3,661)	$(55,979)

Other comprehensive loss:
Foreign currency translation (loss) gain	(444)	(12,096)	14,474
Comprehensive loss	$(68)	$(15,757)	$(41,505)

See accompanying notes to financial statements.

GOLDEN CROSSING CONSTRUCTORS JOINT VENTURE

Statements of Members’ Equity (Deficit)

December 31, 2010, 2009 and 2008

(Dollars in thousands)

	Bilfinger Berger	CH2M HILL
	Canada Inc.	Canada, Limited	Total
Members’ equity, December 31, 2007 (unaudited)	$(27,400)	$(13,477)	$(40,877)
Net loss	(37,506)	(18,473)	(55,979)
Foreign currency translation gain	9,698	4,776	14,474
Member contributions	6,547	3,273	9,820
Members’ deficit, December 31, 2008	(48,661)	(23,901)	(72,562)
Net loss	(2,453)	(1,208)	(3,661)
Foreign currency translation loss	(8,104)	(3,992)	(12,096)
Member contributions	57,939	28,969	86,908
Members’ deficit, December 31, 2009 (unaudited)	(1,279)	$(132)	$(1,411)
Net income	252	124	376
Foreign currency translation loss	(298)	(146)	(444)
Members’ deficit, December 31, 2010 (unaudited)	$(1,325)	$(154)	$(1,479)

See accompanying notes to financial statements.

GOLDEN CROSSING CONSTRUCTORS JOINT VENTURE

Statements of Cash Flows

December 31, 2010, 2009 and 2008

(Dollars in thousands)

	2010	2009	2008
	(unaudited)	(unaudited)
Cash flows from operating activities:
Net income (loss)	$376	$(3,661)	$(55,979)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	11	1,129	12,662
Changes in assets and liabilities:
Contract receivables	826	8,042	13,682
Holdback receivables	(1,874)	(5,725)	2,880
Other assets	—	1,295	(1,122)
Revenues in excess of billings	976	(19,275)	—
Construction materials	—	—	13,350
Prepaid expenses	170	1,020	7,093
Accounts payable and payables to subcontractors	(3,413)	(10,331)	(13)
Accounts payable - related party	1,970	(3,665)	15,136
Accrued expenses and other liabilities	(3,894)	(26,775)	(1,036)
Reserve for estimated loss on contract	(2,225)	(4,547)	(11,806)
Billings in excess of revenue	—	(15,978)	(42,359)
Net cash used in operating activities	(7,077)	(78,471)	(47,512)
Cash flows from investing activities:
Capital expenditures	—	(10)	(1,627)
Proceeds from sale of property, plant and equipment	784	4,577	—
Net cash provided by (used in) investing activities	784	4,567	(1,627)
Cash flows from financing activities:
Bilfinger contributions	—	57,939	6,547
CH2M HILL contributions	—	28,969	3,273
Net cash provided by financing activities	—	86,908	9,820
Effect of exchange rate changes on cash	(444)	(12,096)	14,474
(Decrease) increase in cash and cash equivalents	(6,737)	908	(24,845)
Cash and cash equivalents, beginning of year	12,669	11,761	36,606
Cash and cash equivalents, end of year	$5,932	$12,669	$11,761

See accompanying notes to financial statements.

GOLDEN CROSSING CONSTRUCTORS JOINT VENTURE

Notes to Financial Statements

(information as of and for the years ended December 31, 2010 and 2009 is unaudited)

(1)                     Organization

Golden Crossing Constructors Joint Venture (the “Company”) was formed on November 3, 2005 as a joint venture between Bilfinger Berger Canada Inc., a wholly owned subsidiary of Bilfinger Berger AG (“Bilfinger”) (66.67%), and CH2M HILL Canada, Limited, a wholly owned subsidiary of CH2M HILL Companies, Ltd. (“CH2M HILL”) (33.33%) (collectively, the “Members”). The Company was formed solely to perform the design, procurement and construction required for the completion of the Golden Ears Bridge Project (the “Project”) located in British Columbia, Canada. The Company’s contract to perform the Project is with Golden Crossings General Partners (“GCGP”), a wholly owned subsidiary of Bilfinger.  GCGP has a concession agreement with Translink, to design, build, finance and operate the bridge. These financial statements and accompanying notes are presented in U.S. dollars.

(2)                     Liquidity

The Company has determined that the Project is a loss project totaling approximately $102 million, prior to collection of any potential change orders or claims. The Company received funding through contributions from the Members of approximately $97 million through February 18, 2011, $65 million from Bilfinger and $32 million from CH2M HILL.  The accompanying balance sheets reflect all assets and liabilities as current due to the estimated completion date.

(3)                     Significant Accounting Policies

(a)                      Basis of Presentation

The financial statements are prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

(b)                      Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.  The Company continually monitors its positions with, and the credit quality of, the financial instruments with which it invests.  As of December 31, 2010 and 2009, and periodically throughout the year, the Company has maintained balances in various operating accounts in excess of insured limits.

(c)                       Foreign Currency Translation

The functional currency of the Company is the Canadian Dollar, while the reporting currency is the U.S. Dollar (“USD”). All assets and liabilities of the Company are translated into U.S. dollars as of each balance sheet date.  Revenues and expenses are translated at the average exchange rate for the period.  Translation gains and losses are reflected in members’ equity (deficit) as part of accumulated other comprehensive income (loss). The accumulated currency translation adjustment will be reflected as a component of net loss upon liquidation of the Company.  As of December 31, 2010 and 2009, accumulated currency translation adjustment is a loss of approximately $1.3 million and a loss of $0.9 million, respectively. For the years ended December 31, 2010 and 2009, the Company recognized foreign exchange transaction losses of $0.09 million and $0.03 million, respectively, in direct cost of services.

(d)                      Holdback Receivable

The holdback receivable represents a portion of the contract price.  The amount is payable at the earliest of; twenty-four months after the substantial completion date, or thirty days after the termination date. The holdback receivable was paid in June of 2011.

(e)                       Derivative Financial Instruments

The Company utilizes derivative instruments primarily to mitigate foreign currency risk.  The Company recognizes all derivative financial instruments in the Balance Sheets as assets or liabilities at fair value. The change in fair value is recorded in the income statement as of December 31, 2009.  The Company did not utilize derivative instruments in 2010.

Guidance was issued pertaining to the accounting for derivative instruments and hedging activities.  This guidance requires recognition of all derivative instruments on the balance sheet as either assets or liabilities measured at fair value.  Subsequent changes in derivative’s fair value are recognized currently in earnings unless specific hedge accounting criteria are met.  Gains and losses on derivative hedging instruments must be recorded in either other comprehensive income or current earnings, depending on the nature of the instrument.

(f)                         Fair Value of Financial Instruments

Accounting Principles Generally Accepted in the United States of America (“GAAP”) defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The fair value hierarchy established by GAAP prioritizes the inputs into valuation techniques used to measure fair value.  Accordingly, the Company uses valuation techniques that maximize the use of observable inputs when determining fair value.  The three levels of the hierarchy are as follows:

Level 1:                   Inputs that reflect unadjusted quoted prices in active markets that are accessible to us for identical assets or liabilities;

Level 2:                   Inputs include quoted prices for similar assets and liabilities in active or inactive markets or that are observable for the asset or liability either directly or indirectly; and

Level 3:                   Unobservable inputs that are supported by little or no market activity.

The Company has no assets or liabilities that were measured using quoted prices for similar assets and liabilities or significant unobservable inputs (Level 2 and Level 3 assets and liabilities) as of December 31, 2010 or 2009.  The carrying amount of the Company’s financial instruments, namely cash and cash equivalents, accounts receivable and accounts payable, approximate their fair value because of the short-term nature of these instruments.  The fair value of derivative instruments is estimated based on market conditions in effect at the end of the reporting period.

(g)                      Revenues in excess of billings

Revenues in excess of billings represents the excess of contract revenue recognized over billings to date on contracts in process.  These amounts become billable according to the contract terms, which usually consider the passage of time, achievement of certain milestones or completion of the project.

(h)                      Property, Plant and Equipment

Property, plant and equipment consist of furniture, fixtures, equipment, and buildings.  All additions are recorded at cost.  Maintenance and repairs are charged to expense as incurred.  When assets are retired or otherwise disposed of, the cost of the assets and the related accumulated depreciation are removed from the accounts.  Any gain or loss on retirements is reflected in operating income in the year of disposition.

Depreciation for owned property is based on the cost of the asset reduced by its estimated salvage value over the shorter of the estimated useful lives of the assets or the estimated life of the project using the straight-line method.  Useful lives for buildings are five years; furniture, fixtures and equipment are depreciated over their useful lives ranging from one to four years.

(i)                         Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss consists of foreign currency translation adjustments.  As of December 31, 2010 and 2009, the foreign currency translation loss was $1.3 million and $0.8 million, respectively.

(j)                         Concentrations of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of contract receivables.  The Company’s sole Customer accounted for 100% of total revenues and contract receivables.

(k)                      Revenue Recognition

The Company follows the guidance related to accounting for performance of construction-type and certain production-type contracts to recognize revenue. Under this guidance, revenue is recognized using the percentage-of-completion method where progress towards completion is measured by relating the actual cost of work performed to date to the current total estimated cost of the contract. In making such estimates, judgments are required to evaluate potential variances in schedule, the cost of materials and labor, productivity, liability claims, contract disputes, or achievement of contract performance standards.

Change orders and claims are included in total estimated contract revenue when management has determined that it is probable that the change order or claim will result in an addition to contract value and the amount can be estimated. Management evaluates when a change order or claim is probable based upon its experience in negotiating, the customer’s approval of such changes, separate documentation of change order costs that are identifiable and legal opinions of the validity of such claims.  As of December 31, 2009, the Company had recorded approximately $16.9 million of claim revenue. During 2010, the Company reached a final settlement on all claims, resulting in the reversal of accrued job loss of approximately $0.4 million.

Losses on the contract are recognized in their entirety when the loss becomes evident and the amount of loss can be reasonably estimated.

(l)                         Statements of Cash Flows

For purposes of the statements of cash flows, the Company considers cash and short-term investments with original maturities of three months or less to be cash and cash equivalents.

(m)                   Income Taxes

No provision for the payment of income taxes has been made in the accompanying financial statements related to the activities of the Company since the Members each report their share of the Company’s taxable loss in their respective income tax return.

Effective January 1, 2009, the Company adopted the authoritative guidance relating to accounting for uncertain tax positions which requires that it recognize the financial statement benefit of a tax position attributed to the entity only after determining that the relevant tax authority would more likely than not sustain the position following an audit.  The Company did not have any unrecognized tax benefits attributed to the entity and, accordingly, there was no effect on its financial condition or results of operations as a result of the adoption.

(n)                      Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Critical estimates include estimated costs to complete, estimated revenue related to claims and change orders, salvage value of property, plant and equipment, and derivative valuation. Actual results could differ significantly from those estimates.

(4)                     Project Investment

The Company bills on a milestone completion basis, which may not be reflective of revenue recognized. As of December 31, 2010 and 2009, the Company has revenues in excess of billings of approximately $18.3 million and $19.3 million, respectively.

As of December 31, 2010 and 2009, the Company had outstanding billings with its customer in the amount of $40.0 million and $38.9 million, respectively. The balances include contract receivables and holdback receivables.  As of December 31, 2010 and 2009, the amounts held back total $40.0 million and $38.1 million, respectively.  As of December 31, 2010 and 2009, the Company has projected a project loss of approximately $102.0 million and $97.3 million, respectively. As a result, the Company has accrued for a job loss provision of approximately $0.07 million and $2.3 million, respectively.

(5)                     Related Party Transactions

The Company’s Project is with GCGP, which is a wholly owned subsidiary of Bilfinger. As such, all Company revenue and receivables are with a related party.

The Members of the Company provide services to the Company in accordance with the client contract. Such services include overhead support from the Members. This support includes, but is not limited to, legal, human resources, and information technology. The Company and the Members have a fixed fee arrangement of approximately $16 million to CH2M HILL and $32 million to Bilfinger. The Company has recognized these expenses on a proportional basis as other direct costs have been incurred.

	December 31,
(Dollars in thousands)	2010	2009	2008

Services provided by the related parties
CH2M HILL Companies, Ltd, and Subsidiaries	$—	$4,545	$9,208
Bilfinger Berger AG and Subsidiaries	1,289	31,370	102,601
Total services provided by the related parties	$1,289	$35,915	$111,809

	December 31,
(Dollars in thousands)	2010	2009

Amounts payable to related parties
CH2M HILL Companies, Ltd, and Subsidiaries	$20,499	$20,146
Bilfinger Berger AG and Subsidiaries	40,055	38,438
Total amounts payable to related parties	$60,554	$58,584

(6)                     Property, Plant, and Equipment

Property, plant, and equipment consist of the following:

	December 31,
(Dollars in thousands)	2010	2009

Buildings	$—	$9
Furniture, fixtures, and equipment	3,118	5,715
	3,118	5,724
Less: Accumulated depreciation	(1,650)	(3,461)
Property, plant, and equipment, net	$1,468	$2,263

Depreciation expense reflected in the statements of income was approximately $.01 million, $1.1 million, and $12.7 million for the years ended December 31, 2010, 2009, and 2008, respectively.

(7)                     Derivative Financial Instruments

During 2009 and 2008, the Company entered into foreign exchange forward contracts to manage exposure to potential foreign exchange fluctuation on the Euro and USD for payment of committed purchases of construction materials and services denominated in the Euro and USD.  Under the terms of the forwards, the Company will purchase the notional value at the spot rate on the contract date and settle the contract at the spot rate on the settlement date. During 2010 the Company did not enter into foreign exchange forward contracts.

During 2009 and 2008, the Company elected not to use cash flow hedge accounting for derivatives entered into during these periods.  As a result, the Company recorded its derivative instruments at fair value during 2009 and 2008 in accordance with authoritative guidance and recorded the changes in fair value in current earnings.

As of December 31, 2009, all of the company’s foreign exchange contracts have been settled.  As of December 31, 2008, the Company had six outstanding foreign exchange forward contracts with a total notional value of $6.5 million (Euro), and one outstanding foreign exchange forward contract with a total notional value of $2.0 million (USD).  The fair value of the forward contracts as of both December 31, 2010 and 2009 was $0.

The Company recorded cash settlements of $0, $5.2 million, and $40.3 million in 2010, 2009, and 2008, respectively.  Cash settlements are recorded in direct costs in the statement of operations and operating activities in the cash flow statement.  The Company recorded unrealized gain of approximately $0, $0.03 million, and $1.0 million for 2010, 2009, and 2008, respectively.  The unrealized gain is recorded in direct costs in statement of operations.

The Company used the income approach in determining the fair value of these contracts, utilizing present value techniques, which the Company considers within the Level 2 fair value hierarchy.  The contract values as of both December 31, 2010 and 2009 were $0.

(8)                     Commitments and contingencies

Contingencies

The Company may be party to legal actions arising in the normal course of business as a result of performance under the Contract. While the outcome of pending proceedings are difficult to predict, the Company’s management estimates that the levels of insurance coverage are generally adequate to cover any liabilities incurred with regard to such claims.  Any amounts that are probable of payment are accrued when such amounts are estimable.

Operating Lease Obligations

The Company has entered into certain noncancellable leases, which are being accounted for as operating leases.  Future maturities on these leases are deminimus.  Rental expense charged to operations was $0, $1.7 million, and $7.5 million during 2010, 2009, and 2008, respectively.

Letters of credit

The Company has certain letters of credit outstanding of approximately $0.2 million as of December 31, 2010.  These letters of credit can be drawn upon demand by the holder.

(9)                     Subsequent events

Subsequent to December 31, 2010, and in conjunction with the winding down of the Partnership, the JV Partners, Bilfinger and CH2M HILL, agreed to waive their home office general and administrative charges invoiced to the Company. As a result, these chargers will be recorded as an increase to equity.

The Company has evaluated subsequent events through June 23 2011, the date the financial statements were available for issuance, and has identified no other events or transactions requiring financial statement recognition or disclosure.